

Mail Stop 3561

February 9, 2016

Chayut Ardwichai
President
FundThatCompany
555/114 Moo 9
Sattahip District, Chonburi, 20180
Kingdom of Thailand

> **Re:** **FundThatCompany**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 20, 2016**
> **File No. 333-208350**

Dear Mr. Ardwichai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 31, 2015 letter.

The Company, page 6

1. We note your indication here that you will require $25,000 of funding during the next 12 months to start and remain in business. Clarify how you arrived at this amount by explaining what the funds will be spent upon and whether any of this amount will be allocated toward any the items listed under "Use of Proceeds."

The Offering, page 8

2. We note you revised your disclosure regarding net proceeds to remove your reference to $12,500 of registration costs, and you now indicate that the net proceeds from this offering will be $150,000 if 100% of the shares are sold. Given your disclosure of

approximately $12,500 of offering costs as seen on page 36, it appears your net proceeds will be approximately $137,500. Please revise your disclosure to quantify your proceeds net of offering costs.

Use of Proceeds, page 17

3. We note that certain of the expenses listed in your table represent offering costs, while other expenses will be incurred in the future to develop your business. In order to clearly convey to your investors the timing of when you expect to spend these proceeds, either here or in your Plan of Operations beginning on page 29, please clearly differentiate those costs you expect to incur in connection with this offering from those costs you expect to incur over the next 12 months to develop your business.

Please contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products